Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated March 1, 2016, relating to the consolidated financial statements and consolidated financial statement schedule of Greatbatch, Inc. and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the Company’s changes in its method of accounting for debt issuance costs and deferred income taxes), and the effectiveness of the Company’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of Greatbatch, Inc. for the year ended January 1, 2016, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Williamsville, New York

April 28, 2016